                                                   FILE PURSUANT TO RULE 424B(3)
                                                      REGISTRATION NO. 333-20895



                                 23,000 SHARES

                            NEWPARK RESOURCES, INC.

                                  COMMON STOCK
                                ($.01 par value)
                                 _____________

     This Prospectus relates to the resale of 23,000 shares (the "Shares") of outstanding Common Stock of Newpark Resources, Inc. ("Newpark") by the "Selling Stockholder". See "Selling Stockholder". Newpark will not receive any proceeds from the sale of the Shares.

     Newpark's Common Stock is listed on the New York Stock Exchange under the symbol "NR". On February 6, 1997, the reported last sale price of the Common Stock on The New York Stock Exchange Composite Tape was $46.50 per share.

     For a discussion of certain factors that should be considered in connection with an investment in the Common Stock, see "Risk Factors" on Page 5.

                                _______________

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                _______________

     The Shares generally may be offered for sale from time to time by the Selling Stockholder on the New York Stock Exchange in ordinary brokerage transactions at market prices prevailing at the time of sale or in negotiated transactions at prices related to prevailing market prices. Brokers or dealers will receive commissions or discounts from the Selling Stockholder in amounts to be negotiated prior to the sale. Any brokers or dealers participating in the offering of any such shares may be deemed to be "underwriters" within the meaning of the Securities Act, and the compensation received by them may be deemed to be underwriting commissions or discounts. Substantially all of the expenses of this offering, estimated at $10,000, will be paid by Newpark. See "Selling Stockholder" and "Plan of Distribution".



                The date of this Prospectus is February 6, 1997.

                             AVAILABLE INFORMATION

     Newpark is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and on the World Wide Web at the Commission's Web site located at "http://www.sec.gov". Newpark's Common Stock is traded on the New York Stock Exchange, and such reports and other information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

     Newpark has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. Any interested parties may inspect the registration statement, without charge, at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and any interested parties may obtain copies of all or any part of the registration statement from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by Newpark with the Commission are incorporated by reference into this Prospectus:

     1.   Newpark's Annual Report on Form 10-K for the year ended December 31,
          1995.

     2. All other reports filed by Newpark pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1995.

     3. The description of Newpark's Common Stock contained in its Registration Statement pursuant to Section 12 of the Exchange Act, as amended from time to time.

     All documents filed by Newpark pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

     Newpark will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Ms. Edah Keating, Corporate Secretary, Newpark Resources, Inc., 3850 North Causeway, Suite 1770, Metairie, Louisiana 70002, or by telephone at (504) 838-8222.

                                  THE COMPANY

     Newpark is a leading provider of integrated environmental services to the oil and gas exploration and production industry in the U.S. Gulf Coast area, principally in Louisiana and Texas. These services are concentrated in three key product lines: (i) processing and disposal of nonhazardous oilfield waste ("NOW"); (ii) processing and disposal of similar oilfield waste that is contaminated with naturally occurring radioactive material ("NORM"); and (iii) mat rental services in which patented prefabricated wooden mats are used as temporary worksites in oilfield and other construction applications.

OILFIELD WASTE AND OTHER ENVIRONMENTAL SERVICES

     Newpark collects, processes and disposes of oilfield waste, primarily NOW and NORM. Newpark also treats NOW at the well site, remediates waste pits and provides general oilfield services. In its NOW processing and disposal business, Newpark processes the majority of the NOW received at its facilities for injection into environmentally secure geologic formations deep underground and creates from the remainder a product which is used as intermediate daily cover material or cell liner and construction material at municipal waste landfills. Since the fourth quarter of 1994, Newpark has provided processing and disposal of NOW waste that is contaminated with NORM by processing the waste into NOW for injection disposal into wells owned by Newpark. On May 21, 1996, Newpark was issued a license from the Texas Railroad Commission authorizing the direct injection of NORM into disposal wells at Newpark's Big Hill, Texas facility. The direct injection of NORM permitted under the new license expands Newpark's NORM disposal capacity and significantly reduces the amount of pre-injection processing and chemicals required, thereby reducing Newpark's cost of disposal.

     Newpark also provides industrial waste management, laboratory and consulting services for the customers of its NOW and NORM services. Newpark's offsite waste processing operations utilize a combination of proprietary preparation technology to blend the waste into an injectable slurry and specific underground geology into which the slurry is injected.

MAT RENTAL

     Newpark uses a patented interlocking wooden mat system to provide temporary worksites in unstable soil conditions typically found along the U.S. Gulf Coast. Prior to 1994, Newpark's mat rental services were provided primarily to the oil and gas exploration and production industry. In 1994, Newpark began marketing these temporary worksites to other industries. Increasing environmental regulation affecting the construction of pipelines, electrical distribution systems and highways in and through wetlands environments has provided a substantial new outlet for these services and has broadened the geographic area served by Newpark to include the coastal areas of the Southeastern U.S., particularly Florida and Georgia, in addition to the U.S. Gulf Coast. Mat rental revenue has increased from $11 million in 1990 to $31 million in 1995.
In anticipation of increased demand for hardwood lumber used in construction of its mats, Newpark purchased a sawmill in Batson, Texas, in October 1992.
Newpark has since doubled the capacity of the sawmill and expects to fully utilize such capacity in serving its mat rental business.

     The recent trend toward more strict environmental regulation of both drilling and production operations conducted by Newpark's customers has resulted in greater synergy between Newpark's mat rental and general oilfield construction services and its other environmental services. Newpark offers its services individually and as an integrated package and provides a comprehensive combination of on-site waste management and construction services for both the drilling of new sites and the remediation of existing sites.

     Newpark was organized in 1932 as a Nevada corporation and in April 1991 changed its state of incorporation to Delaware. Newpark's principal executive offices are located at 3850 North Causeway Boulevard, Suite 1770, Metairie, Louisiana 70002, and its telephone number is (504) 838-8222.

RECENT DEVELOPMENTS

     On August 12, 1996, Newpark completed the acquisition (the "Acquisition") of substantially all of the marine-related NOW collections operations of Campbell Wells Ltd. ("Campbell Wells"), a wholly owned subsidiary of Sanifill, Inc. ("Sanifill"), for an aggregate purchase price $70.5 million. The Acquisition was completed pursuant to the terms of an Asset Purchase and Lease Agreement, dated June 5, 1996 (the "Acquisition Agreement"), which provided for the purchase and lease of certain marine-related assets of Campbell Wells' NOW service business (the "Acquired Business"), excluding its landfarming facilities and associated equipment. In connection with the Acquisition, Newpark assumed obligations under a NOW Disposal Agreement (the "Disposal Agreement") with Sanifill and Campbell Wells, providing for the delivery by Newpark for a period of 25 years of an agreed annual quantity of NOW waste for disposal at certain of Campbell Wells' landfarming facilities. For the year ended December 31, 1995, Campbell Wells' revenue from the Acquired Business was approximately $19 million. Subsequently, Sanifill and Campbell Wells sold their landfarming facilities and associated equipment and assigned their rights under the Disposal Agreement and other agreements with Newpark that were executed upon consummation of the Acquisition to US Liquids Inc., a newly formed corporation which assumed Sanifill's and Campbell Wells' obligations under such agreements. The assignment and assumption did not, however, release or diminish Sanifill's and Campbell's obligations to Newpark under such agreements.

     The aggregate purchase price under the Acquisition Agreement was $70.5 million, paid by wire transfer at the closing of the Acquisition with part of the proceeds from the sale of 3,450,000 shares of Newpark's Common Stock, at $30.00 per share, in an underwritten public offering also completed on August 12, 1996. The remaining net proceeds from the public offering, approximately $25.8 million after payment of related transaction costs, was used to repay all amounts outstanding under the revolving line of credit portion of Newpark's bank credit agreement.

     Newpark believes that the Acquisition has provided and will continue to provide economies of scale associated with handling a larger volume of waste through its facilities. Newpark is combining the service capabilities of the Acquired Business with its existing operations to speed the turnaround of barges and boats at its transfer stations, thus providing better customer service. Newpark believes that economic efficiencies will result from the reduction in the size of the combined barge fleet operated by Newpark to service its transfer stations and from the consolidation of operations at more efficient transfer stations, permitting Newpark to receive a substantially higher volume of waste without material additions to existing costs. Furthermore, Newpark expects that as a result of the Acquisition, access to Sanifill's disposal facilities under the Disposal Agreement will allow Newpark to reduce its barge transportation costs and make more efficient use of its barge fleet, further augmenting its processing capacity. Newpark believes that its current processing and disposal capacity, combined with access provided to the landfarm disposal facilities of Sanifill under the Disposal Agreement, will be adequate to provide for expected future demand for its oilfield waste disposal and other environmental services. Newpark will nevertheless continue its strategy of adding injection disposal capacity throughout the U.S. Gulf Coast region to more efficiently serve its customers.

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this Prospectus, prospective investors should carefully consider the following factors relating to the business of Newpark in evaluating an investment in the Common Stock.

DEPENDENCE ON OIL AND GAS INDUSTRY

     Demand for Newpark's environmental and oilfield services depends in large part upon the level of exploration and production of oil and gas and the industry's willingness to spend capital on environmental and oilfield services. This in turn depends on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves and the ability of oil and gas companies to raise capital. Domestic and international political, military, regulatory and economic conditions also affect the industry. Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and the demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil producing countries. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for Newpark's services will reflect the level of such activities. Prices for oil and natural gas are expected to continue to be volatile and affect the demand for Newpark's services. A material decline in oil or natural gas prices or activities could materially affect the demand for the Company's services and, therefore, the Company's results of operations and financial condition.

IMPACT OF GOVERNMENT REGULATIONS

     Newpark believes that the demand for its principal environmental services is directly related to state regulation of NOW and NORM. Rescission or relaxation of such regulations, or a failure of governmental authorities to enforce such regulations, could result in decreased demand for Newpark's services and, therefore, could materially effect Newpark's results of operations and financial condition. Newpark's business may also be adversely affected by new regulations or changes in other applicable regulations. For example, in 1993 the Louisiana market for Newpark's pit closure and site remediation services was drastically curtailed as a result of uncertainty caused by proposed changes in regulations governing the possession, use, transfer and disposition of NORM. This uncertainty was resolved by the adoption of new regulations in January 1995.

     NOW is currently exempt from the principal Federal statute governing the handling of hazardous waste. In recent years, proposals have been made to rescind this exemption. The repeal or modification of the exemption covering NOW or modification of applicable regulations or their interpretation regarding the treatment and/or disposal of NOW or NORM waste could require Newpark to alter significantly its method of doing business. Such repeal or modification could have a material adverse effect on Newpark's results of operations and financial condition.

LOW BARRIERS TO ENTRY; LOSS OF TECHNOLOGY RIGHTS

     Although Newpark has applied for U.S. patents on certain aspects of its system for processing of NOW and NORM, there is no assurance, even if such patents are granted, that such patents will give Newpark a meaningful competitive advantage. Barriers to entry by competitors for Newpark's environmental and oilfield services are low. Therefore, competitive products and services have been and may be successfully developed and marketed by others. In addition, the environmental services business in the oilfield could be impacted by future technological change and innovation, which could result in a reduction in the amount of waste being generated or alternative methods of disposal being developed.

INCREASED COMPETITION

     The processing of NOW and NORM waste is a relatively new industry. Competition in this market can be expected to increase as the industry develops. In the meantime, Newpark expects to encounter significant competition from third party competitors in connection with any proposed expansion into additional geographic areas and services. Newpark also faces competition from oil and gas producing customers who are continually seeking to enhance and develop their own methods of disposal instead of utilizing the services of third party NOW and NORM disposal companies such as Newpark. The desire to use such internal disposal methods could be increased by future technological change and innovation and limits the ability of Newpark to increase prices. The increased use by Newpark's oil and gas producing customers of their own disposal methods and other competitive factors could have a material adverse effect on Newpark's results of operations and financial condition.

FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS

     Newpark's business is subject to numerous and continually evolving Federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters. If existing regulatory requirements change, Newpark may be required to make significant unanticipated capital and operating expenditures. Although Newpark believes that it is presently in material compliance with applicable laws and regulations, there is no assurance that it will be deemed to be in compliance in the future. Governmental authorities may seek to impose fines and penalties on Newpark or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under such circumstances, Newpark might be required to curtail or cease operations or conduct site remediation until a particular problem is remedied, which could have a material adverse effect on Newpark's results of operations and financial condition.

POTENTIAL ENVIRONMENTAL LIABILITY; INSUFFICIENCY OF INSURANCE

     Newpark's business exposes it to risks such as the potential for harmful substances escaping into the environment resulting in personal injury or loss of life, severe damage to or destruction of property, environmental damage and suspension of operations. The current and past activities of Newpark and the activities of its former divisions and subsidiaries could result in the imposition of substantial environmental, regulatory and other liabilities on Newpark, including the costs of cleanup of contaminated sites and site closure obligations. Such liabilities could also be imposed on the basis of negligence, strict liability, breach of contract with customers or, in many instances, as a result of contractual indemnification by Newpark of its customers in the normal course of its business. Injection wells have been used for many years for disposal of oilfield waste; however, certain aspects of Newpark's technology have not been used previously by others and its future performance is uncertain.

     While Newpark maintains liability insurance, the insurance is subject to coverage limits and certain policies exclude coverage for damages resulting from environmental contamination. Although there are currently numerous sources from which such coverage may be obtained, there can be no assurance that insurance will continue to be available to Newpark on commercially reasonable terms, that the possible types of liabilities that may be incurred by Newpark will be covered by its insurance, that Newpark's insurance carriers will be able to meet their obligations under the policies or that the dollar amount of such liabilities will not exceed Newpark's policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on Newpark's results of operations and financial condition.

FAILURE TO INTEGRATE ACQUIRED BUSINESS

     The Acquisition is significantly larger than Newpark's previous acquisitions and significantly increases the size of Newpark's operations. Campbell Wells' net sales for 1995 from the Acquired Business were approximately $19 million, and Newpark's net sales for 1995 were approximately $98 million. Successful integration of the Acquired Business will depend primarily on Newpark's ability to manage this additional business and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on Newpark's results of operations and financial condition.

RELIANCE ON KEY PERSONNEL

     Newpark is dependent upon the efforts and talents of its executive officers and certain key personnel. Loss of the services of one or more of these persons could adversely affect the operations of Newpark.

PREFERRED STOCK

     The Board of Directors of Newpark is authorized to issue, without further stockholder action, up to 1,000,000 shares of Preferred Stock with rights that could adversely affect the rights of holders of Newpark Common Stock. No shares of Preferred Stock are presently outstanding, and Newpark has no present plans to issue any such shares. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying, deterring or preventing a change in control of Newpark or other corporate action and of discouraging bids for Newpark Common Stock at a premium.

                              SELLING STOCKHOLDER

     The Shares offered by this Prospectus are being sold for the account of the selling stockholder (the "Selling Stockholder") named in the following table, which also sets forth information concerning the Selling Stockholder's beneficial ownership of Newpark Common Stock as of February 6, 1997, and as adjusted to give effect to the sale of the Shares:

                    BENEFICIAL OWNERSHIP       BENEFICIAL OWNERSHIP
                     PRIOR TO OFFERING            AFTER OFFERING
                    --------------------  -------------------------------
                                            NUMBER
                      NUMBER    PERCENT   OF SHARES    NUMBER    PERCENT
     NAME           OF SHARES   OF CLASS  TO BE SOLD  OF SHARES  OF CLASS
------------------  ----------  --------  ----------  ---------  --------
Joseph E. Pouyer..    68,611        *       23,000     45,611        *
____________________
*    Indicates ownership of less than one percent.

     In April 1996, Newpark acquired J. Pouyer Interests, Inc. ("JPI"), a Texas corporation of which the Selling Stockholder was the sole stockholder, by the merger of JPI into a wholly-owned subsidiary of Newpark (the "Merger"). JPI's assets consisted primarily of an exclusive royalty-free license to use certain patents and related intellectual property rights in connection with the use, sale or lease in the United States of prefabricated mats for the site preparation industry (other than sales or rentals to any department, bureau or agency of the United States) (the "Technology").

     In the Merger, all of the outstanding capital stock of JPI was converted into 68,611 shares of Newpark Common Stock, determined by dividing $2,000,000 by the average of the closing sale price of the Common Stock for the five trading days prior to the five trading days immediately preceding the date of signing the definitive acquisition agreement (April 8, 1996). In connection with the Merger, the Selling Stockholder and Uni-Mat International, Inc., a Texas corporation of which the Selling Stockholder is the sole stockholder ("Uni-Mat"), entered into noncompetition agreements covering competition in the site preparation industry in the United States (other than sales or rentals to any department, bureau or agency of the United States) for a term that expires on the later of 2010 or the latest expiration date of any patent included in the Technology, as such expiration date may be extended from time to time. Newpark paid to Uni-Mat the sum of $800,000 for its noncompetition agreement.

     Upon consummation of the Merger, Newpark entered into a Manufacturing Agreement with the Selling Stockholder and Uni-Mat pursuant to which Newpark granted to the Selling Stockholder and Uni-Mat the right of first refusal, on an order by order basis, to manufacture and sell to Newpark all mats sold, leased or used by Newpark that incorporate the Technology, so long as the terms of such sale, including the purchase price, payment terms and delivery dates, are at least as favorable to Newpark as the terms available from a third party manufacturer. As of February 6, 1997, no purchases had been made by Newpark under the Manufacturing Agreement.

     The Manufacturing Agreement may be terminated by Newpark upon the occurrence of certain events, including the failure of the Selling Stockholder and/or Uni-Mat to supply more than 50% of Newpark's requirements during any six month period, the failure of the Selling Stockholder or Uni-Mat to fully perform their obligations under two or more purchase orders for products during any 12 month period or the death of the Selling Stockholder. The rights granted by the Selling

Stockholder and Uni-Mat under the Manufacturing Agreement only apply with respect to products that incorporate the Technology and do not limit in any way the right of Newpark to manufacture prefabricated mats or other related products or services that are based upon, utilize or incorporate any other proprietary rights now or hereafter licensed by Newpark.

     Newpark granted to the Selling Stockholder certain rights with respect to the registration under the Securities Act of the shares of Common Stock issued in the Merger, and the Shares offered hereby are being so registered pursuant to the exercise of such registration rights. In accordance with the terms of such registration rights, Newpark will pay substantially all of the expenses of this offering.

     From March 1995 until September 1996, Newpark and the Selling Stockholder were partners in a venture which provides mat rental services to the oil and gas industry in Venezuela. In September 1996, Newpark purchased the interest of the Selling Stockholder and his affiliates in this venture for an aggregate purchase price of $1.0 million. One-half of the purchase price was paid by Newpark at the closing and the other half is being paid pursuant to the terms of a promissory note which will be payable in full in September 1997. In connection with the purchase, the Selling Stockholder and his affiliates agreed not to compete with Newpark in the mat rental business in Venezuela for a period of nine years. The Selling Stockholder also agreed to assist Newpark in marketing its mat rental services in other countries, for which the Selling Stockholder may receive sales commissions. Through February 6, 1997, no such commissions had been paid to the Selling Stockholder.

     Each of the transactions described above were negotiated at arms' length, and Newpark believes that the terms of such transactions were commercially reasonable in the circumstances.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholder or by pledgees, donees, transferees or other successors-in-interest of the Selling Stockholder. Such sales may be made on the New York Stock Exchange or otherwise, at prices and at terms then prevailing, at prices related to the then current market price or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus; and (c) block trades or exchange distributions in accordance with the rules of such exchange. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholder in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and the compensation received by them may be deemed to be underwriting commissions or discounts.

     Upon the Company being notified by the Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of any Shares covered by this Prospectus, a prospectus supplement, if required, will be distributed which will set forth the name of the participating brokers or dealers, the number of Shares involved, the price at which such Shares were sold and the commissions paid or discounts or concessions allowed to such brokers or dealers. In certain jurisdictions, the Shares may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under the Exchange Act, any person engaged in a distribution of shares of Common Stock offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholder. Newpark will inform the Selling Stockholder in writing that he is subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder.

                  -------------------------------------------


NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEWPARK OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEWPARK SINCE SUCH DATE.


                  -------------------------------------------



                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Available Information..........................    2
Incorporation of Certain Documents
  by Reference.................................    2
The Company....................................    3
Risk Factors...................................    5
Selling Stockholder............................    8
Plan of Distribution..........................     9



                  -------------------------------------------


                            NEWPARK RESOURCES, INC.



                                 23,000 SHARES


                                  COMMON STOCK
                                ($.01 PAR VALUE)



                                   PROSPECTUS



                                February 6, 1997


                  -------------------------------------------